April 11, 2008

United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010

Attention: Ms. Jenifer Gallagher, Division of Corporate Finance

RE:	Raven Gold Corporation
Form 10KSB for fiscal period ended April 30, 2007
Filed August 14, 2007
Form 10QSB for fiscal period ended October 31, 2007
Filed December 13, 2007
File No. 333-126680

We write in reply to your comment letter dated February 21, 2008.

FORM 10KSB FOR THE FISCAL PERIOD ENDED APRIL 30, 2007

Financial statements, page 30

Report of Independent Registered Public Accounting Firm, page F-1

Comment

1. Your accountant states within their report that it audited your balance sheet as of April 30, 2007 and the related statements of operations, stockholders equity and cash flows through April 30, 2007 and the year then ended. It is unclear from this statement whether all periods covered by the cumulative data (i.e. since inception) were audited and opined upon by your current accountant. Please ask your accountant to identify the specific periods of your statements of operations, stockholders equity and cash flows covered by their report, consistent with the guidance in Rule 2-02(a))(4) of Regulations S-X.

Reply

Amended Report of Independent Registered Public Accounting Firm produced by current accountants, Moore and Associates Chartered, is provided as attachment to this letter of reply.

Suite 260, 7250, Northwest Expressway, Oklahoma City, OK. 73132

Statements of Cash Flows, page F-6

Comment

2. At Note 2 you disclosed that you issued common stock to Tara Gold Resources Corp. as consideration for an interest in the La Currita Property. If your description is accurate and this transaction has not resulted in any cash flows, you would need to remove the related activity from the investing and financing activities section of your Statement of Cash Flows to comply with paragraph 32 of SFAS 95.

Reply

We confirm that the description is accurate and transaction has not resulted in any cash flows. The related activity shall be removed from the investing and financing activities section of Statement of Cash Flows to comply with paragraph 32 of SFAS 95.

Note 2 - Acquisition of Mineral Rights, page F-10

Comment

3. We note you have made a series of payments to Tara Gold Resources, Corp. to acquire interests in the La Currita and Las Minitas properties. Please confirm that you are accounting for these payments as acquisition cost, if true; rather than payments to fund exploration expenditures. As you indicate at Note 1(e), costs to acquire mineral rights represent tangible assets that may be capitalized; however, generally exploration cost are expensed as incurred prior to established proven and probable reserves, as defined by Industry Guide 7. Please disclose your accounting policy for exploration costs.

Reply

We confirm that we are accounting for these costs as acquisition costs and not payments to fund acquisition costs. Our accounting policy for exploration costs is to expense these when incurred.

Note 3 – Loans, page F-11

Comment

4. We note that you have borrowed a significant amount from a number of companies to fund your operations and to purchase the La Currita and Las Minitas properties. Please disclose the payment terms of the loans. In addition, clarify whether any of these companies represent related parties, as defined by SFAS 57. Further, we note you disclosed within your Form 10-QSB for the interim period ended October 31, 2007 that those promissory notes are

Suite 260, 7250, Northwest Expressway, Oklahoma City, OK. 73132

due on demand and bear interest at 10%. Tell us whether these payment terms were effective during the year ended April 30, 2007, and if so, why you did not record interest expense during this period.

Reply

The payments terms for the loans are as follows:

-     payment is due on demand,
-     interest at 10% to commence accruing May 1, 2007

All these loans are from non-related parties and we confirm that these payment terms were not effective during the fiscal period ended April 30, 2007.

Controls and Procedures, page 33

Comment

5. You disclosed that your certifying officers concluded as of March 31, 2007 that your disclosure controls and procedures were effective. However, under Item 307 of Regulations S-B, you must disclose the conclusions about effectiveness as of the end of the period covered by the report. Please revise your disclosure to state the conclusions reached by your certifying officers as of April 30, 2007.

Reply

The date of March 31, 2007 was a typo and the disclosure should state “the conclusions reached by the certifying officers as of April 30, 2007”.

Exhibits 31 and 32

Comment

6. Please revise paragraph 1 of the certifications to refer to the correct periodic report.

Reply

The date was a typo.

Suite 260, 7250, Northwest Expressway, Oklahoma City, OK. 73132

FORM 10-QSB FOR THE INTERIM PERIOD ENDED OCTOBER 31, 2007

Controls and Procedures, page 19

Comment

7. Please note the term, “disclosure controls and procedures” is defined in Rule 13a-15(e) of the Exchange Act, rather than Rule 13a-14(c) as you have referenced.

Reply

It is noted that the term, “disclosure controls and procedures” is defined in Rule 13a-15(e) of the Exchange Act, rather than Rule 13a-14(c) as have been referenced.

Comment

8. Although you have disclosed that there have been “…no significant changes” made in your internal controls over financial reporting, the guidance in Item 308(c) of Regulations S-B requires that you disclose any changes in internal control over financial reporting that ha materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Reply

“No significant changes” shall be substituted by “any changes”, so that any changes are disclosed as oppose to only significant ones, as required by the Item 308(c) of Regulations S-B.

Engineering Comments

General

Comment

9. We note that you refer to or use terms such as potential mineralization, non-compliant 43-101 resources, measured, indicated, or in inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

“Cautionary Note to U.S. Investors- The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposit that a

Suite 260, 7250, Northwest Expressway, Oklahoma City, OK. 73132

company can economically and legally extract or produce. We use certain terms on this web site, such as “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB, File No. 333-126680. You can review and obtain copies of these filings from the SEC website at http://www.sec.gov/edgar.shtml.”

Reply

If the Company will ever again make references on its web site to reserve measures other than those recognized by the SEC, the Company will accompany such disclosure with the cautionary language provided.

Overview, page 5

Comment

10. We note that you disclosed tonnage and grade information for mineralization zones, under this heading and Mineral Properties on page 19, but do not categorize this tonnage and grade as proven and/or probable reserves. Please identify all tonnage and grade estimates in your filling that qualify as proven and/or probable reserves, and remove all other (nonconforming) estimates from your filing.

Reply

It is the opinion of the engineer that all tonnage and grade estimates that were disclosed can be categorized as probable reserves. The disclosures shall be revised as advised in the above comment.

Risks Related to Our Business and Our Industry, page 10

Comment

11. The guidance within Industry Guide 7 does not recognize resource systems if measurement, only proven and probable reserves. Please modify your disclosures in this section and elsewhere in the filing to reference only proven and probable reserves, and to remove all resources terminology , such as measures, indicated, and inferred.

Reply

It is the engineer’s opinion that all measurements are probable reserves. The disclosures shall be modified as advised in the above comment.

Suite 260, 7250, Northwest Expressway, Oklahoma City, OK. 73132

Mineral Properties, page 19

Comment

12. It would be helpful to include a small-scale map showing the location and access to each of your material properties, e.g. Las Minitas and La Currita, as suggested in paragraph (b)(2) of Industry Guide 7.

Reply

The Company no longer holds an interest in Las Minitas. Please see the maps for La Currita property attached.

Comment

13. Please disclose the following information for each of your La Currita properties:

  The nature of the company’s ownership or interest in the property or mineral concessions.

  A description of all interests in the properties, including the terms of all underlying agreements.

  Certain identifying information, such as the property names, claim numbers, grant numbers, concession names, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

  The condition that mush be met to retain your claims, leases or concessions, including quantification and timing of all necessary payments.

  The area of the claim or concessions, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Reply

There is only one La Currita property which consists of 4 contiguous claims, La Curra, La Currita, El Rosario and Sulema 2. See Figure 2, “Claim Map”.

	Title No.	Concession Type	Area (hectares)	Expiry

La Curra	T-186172	Exploitation	37.6593	June 2054
La Currita	T-207510	Exploitation	13.8813	November 2054

Suite 260, 7250, Northwest Expressway, Oklahoma City, OK. 73132

El Rosario	T-185236	Exploitation	10.9568	December 2039
Sulema 2	T-191332	Exploitation	15.8280	December 2041
			78.3254
  Annual taxes of US $20 per hectare are payable to the government
  A US $1,000 per year fee is paid annually to the Guazapares Ejido (Land surface council).
  Title is issued when a licensed claim surveyor has surveyed the claim and reported the same to the satisfaction of the DGM (State Department of Mines).

Comment

14. Please disclose the information require under paragraph (b) of Industry Guide 7 for all material properties listed under this heading, including La Currita. For any property identified which are not material, including a statement to that effect, clarifying your intentions. For each material property, include the following information:

  The location and means of access to the property, including the mode of transportation utilized to and from the property.

  Any conditions that must be met in order to obtain or retain title to the property.

  A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

  A description of any work completed on the property and its present condition.

  The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

  A description of equipment, infrastructure, and other facilities.

  The current state of exploration of the property.

  The total cost incurred to date and all planned future costs.

  The source of power and water that can be utilized at the property.

  If applicable, provide a clear statement that the property is without known reserves and the proposed program us exploratory in nature.

Reply

La Currita property is located in the southwestern portion of the State of Chihuahua, Mexico.

Suite 260, 7250, Northwest Expressway, Oklahoma City, OK. 73132

See Figure 1. “Location Map”. The property is located 250 air-km and 400 road-km southwest of the city of Chihuahua, the state capital. The property is centered at geographic coordinates 27 °20’ N, 108° 20’ W. UTM coordinates are WGS84 Zone 12: 3,026,000N, 762,000E.

Access: is by road from the city of Chihuahua to the small town of Temoris, 20km to the south of the mine, and then to the mine site, a total journey of between 9 and 10 hours, or by train to Temoris and then by pick-up to the mine site. Small airstrips, capable of taking light aircraft, are present at Temoris and at the mine site.

Payment: of US $ 4.2 million to Tara Gold Corporation (currently holds 97% of La Currita Property) before May 2010, and issue 1.5 million shares of Raven stock, for 60% interest in the property.

Claim Geology: At La Currita the sole mineralized body that is known at the present time is the Sulema vein that has intruded andesitic volcanic rocks. It strikes at approximately 330° (N30W) and dips at 55° to the northeast. It is a shear zone that is composed of brecciated quartz-carbonate and its true width is consistently between 8 and 10 m. It has been traced for 1,100 m along surface and is open at both ends. Post-mineral faulting is rare and never exceeds 5 m displacement. It is remarkably consistent both along strike and dip.

The vein consists of 5 separate phases of which one phase, a quartz-carbonate phase, approximately. 1.5 to 2 meters wide is consistently the best mineralized phase. The vein contains quartz calcite, siderite and rare pyrite. Ore minerals include argentite, electrum, native gold and freiburgite.

Completed Work: Raven Gold has not completed any work on the property to this date.

Tonnage Potential: The only exploration that has been performed on the property in the past is:

  Drifting along the levels ( Figure 3, “Longitudinal Section”) and ramping below 5 level.
  Surface chip sampling along the strike extensions of the Sulema vein northwest and southeast of the mined area.
  Silver Standard’s underground chip sampling (296) samples) and 8-hole surface core drilling.
  Amermin’s underground mapping of the levels and chip sampling (142 samples) of the Currita, Sulema, and Level 4 North.

The drifting and ramping and underground chip sampling have shown that payable values are present over the entire lengths of the levels. Higher grade chutes are evident, seperated by lengths of lower grade, but still payable values. Faulting is minimal. The surface chip sampling southeast of the mine area returned weak, erratic gold and silver values typical of weathered, leached outcrops. The Sulema vein is mostly covered by overburden to the northwest.

Suite 260, 7250, Northwest Expressway, Oklahoma City, OK. 73132

The 5 levels cover a vertical extent of 125 m. A 6th level that was driven 100m below the deepest ramp intersected the Sulema vein where it was predicted. It flooded before it could be sampled. This indicates that the vein extends vertically over at least 250 m, equivalent to 280 m down dip slope distance. See Figure 3, “Longitudinal Section”.

Silver Standard Resources Inc. drilled 8 core holes covering 700 m of strike length. See Figure 4,”Compilation Map”. The intercepts with the Sulema vein are shown in Figure 3, “Longitudinal Section”. The best intersection in each hole is shown in Table 1, below:

Table 1

Hole	From	To	Interval	Ag	Au	Hole	From	To	Interval	Ag	Au
No	m	m	m (1)	g/T	g/T	No	m	m	m(1)	g/T	g/T
98 - 1	147.2	148.7	1.3	118	1.61	98 - 5	143.7	145.8	1.9	193	3.55
98 - 2	197.0	198.5	1.4	210	3.85	98 - 6	121.3	122.8	1.2	89	1.26
98 - 3	156.1	157.5	1.3	73	1.45	98 - 7	Drilled down dip. No meaningful intersection.
98 - 4	187.7	189.0	1.3(2)	54	0.32	98 - 8	165.6	167.0	1.3	111	1.25
						then	169.6	172.8	2.8	206	1.48

(1)	true width
(2)	incomplete intersection due to fault. Failed to intersect quartz-calcite phase.

Description of Plant

Mine Production: The mine is currently operating at a rate of approximately 150 tones per day. Ore is derived by drifting along underground levels and from a small open pit in the North Zone. The open pit is being mined to a depth of 10 m and as a result of supergene enrichment exhibits grades of gold and silver several times higher than the grade of the underground levels. The depth of the supergene enrichment is not known and can only be determined by drilling.

The underground ore is derived from drifting along the levels over a 2 to 3 m width. The grade is approximately 200 grams/tone silver and 1.5 grams/tone gold. The grade increases when ore from the open pit is mined.

The mill equipment is a primary crusher, a cone crusher, 2 small ball mills and two banks of flotation cells. Recovery is in the order of 85%. The equipment, because it is old, requires continual maintenance to keep it running. Operating costs are between US$30 and US$40 per tone milled.

Power and Water: The mine is powered by a diesel generator. A small air strip, capable of taking light aircraft is on the property. A major creek 1 km east of the property provides ample year round water for the plant and for domestic use.

Suite 260, 7250, Northwest Expressway, Oklahoma City, OK. 73132

Comment

15. Please expand your disclosure concerning your exploration plans for material properties to address the following points.

  Disclose a brief geological justification for each of the exploration projects written in non-technical language.

  Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

  If there is a phases program planned, briefly outline all phases

  If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

  Disclose how the exploration program will be funded.

  Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Reply

Exploration Plans: Further exploration will incorporate a 2-phase program. Phase 1 will consist of surface mapping, pitting and sampling to search for mineralization outside of the Sulema vein, surface diamond drilling (4,500 meters) to test the Sulema vein along strike and to depth, purchase of open pit mining equipment and refurbishing and repairing of old equipment in the mill. Depending on the results of the phase 1 program, a phase 2 program may be implemented which may include winzing to depth, underground drilling and underground chip sampling.

This is expected to cost:

Phase 1

Surface mapping and sampling	30,000
Surface core drilling (4,500 metres) @ $220/metre (inclusive)	1,000,000
Mill repair and expansion to 400 tonnes/day	420,000
Purchase of open pit equipment (track drill, compressors, loaders, tip trucks)	170,000
US$	1,620,000

See Figures 5 and 6, “Drill Hole Location Plan” and “Drill Hole Locations, Longitudinal Section”.

Suite 260, 7250, Northwest Expressway, Oklahoma City, OK. 73132

Phase 2

Depending on the results of the phase 1 program, above, a phase 2 program can be designed. The cost of This can only be estimated on completion of the phase 1 program.

The cost of the exploration will be funded by Raven Gold’s investment to purchase 60% interest in the property.

The surface exploration work will be supervised by a competent geologist who has yet to be appointed.

Comment

16. Detailed sampling provided the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparations, and analytical procedures used in establishing your results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program regarding sample collection and preparation, assay controls, sample custody, assay precision and accuracy.

Reply

Sampling Details: In 1998 Silver Standard Resources took 296 underground chip samples along 5 level Central and North. The sample spacing was 25 meters and was reduced to 5 meters where zones of higher grade were encountered. The samples were bagged and taken to the ALS Chemex prep lab in Chihuahua where they were crushed to 70% minus 2 millimeters, split off 250 grams by riffle and the split pulverized to 85% passing 75 micron.(pulps). The pulps were sent to Vancouver , B.C. where 30 grams of pulp was fire assayed and the gold content determined by atomic absorption spectroscopy. Samples assaying more than 10 ppm gold were fire assayed with a gravimetric finish. Silver was analyzed by atomic absorption spectroscopy.

The core from the diamond drill holes was logged and the intersections with the Sulema vein split in half. Samples were bagged and sent to the ALS Chemex prep lab in Chihuahua where the same crushing and assaying procedure was applied as described above. Where possible, the sample lengths were chosen to conform with specific phases of the vein.

In 2006, Amermin S.A. de C.V. took 142 samples in the Currita and Sulema levels and the 4 level North. The samples were bagged and delivered to the mine assay lab. There, they were dried, crushed to 70% minus 2 millimeters, split off 250 grams and pulverized to minus 75 micron (pulp). One assay ton (29.1 grams) was fire assayed and gold and silver content calculated by gravimetric means.

Both ALS Chemex and the mine assay lab maintain strict quality control by means of standards.

Suite 260, 7250, Northwest Expressway, Oklahoma City, OK. 73132

Comment

17. Mineral estimates are disclosed for your La Currita property. Please forward to our engineer the information that established the technical basis for the tonnage and grade estimates that you disclosed for this mineralized material.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone numbers for a technical person our engineer may call, if he has technical questions about your reserves.

Reply

Mineral Estimates

An estimate of the probable reserves includes the levels that were chip sampled by Silver Standard and by Amermin. This includes 4 level, 5 level, Currita and Sulema levels. The values obtained are deemed to be payable and no cut-off has been introduced, The grades are shown in Figure 3, ”Longitudinal Section”. They were calculated by averaging chip sampling values over substantial lengths. These averages were combined to form a mean that was weighted by their lengths.

While the open pit is known to contain above average values, no exploration has been performed on the surface extensions of the Sulema vein. While the vein may be traceable on surface, leaching has made sampling impractical. Until the zone is drilled no estimates can be realistically applied. The mineral estimate, below, is therefore confined to the underground levels.

Table 2

Mineral Tonnage and Grade Estimate

Source	Strike	Slope	Width	Sp. Gr.	Tons(1)	Ag(2)	Au (3)	(1) x (2)	(1) x (3)
	m	m	m			g/T	g/T
Currita Level	65	28	2.5	2.5	12,500	106	0.9	1,325,000	11,250
Sulema =	135	28	2.5	2.5	26,000	113	2.6	2,938,000	67,600
5 =	226	28	2.5	2.5	43,500	155	2.0	6,742,500	87,000
			Total		82,000			11,005,500	165,850
			Average			134	2.0

The probable reserves are therefore estimated as 82,000 tons averaging 134 grams/ton silver and 2.0 grams/ton gold.

Holder, page 24

Comment

Suite 260, 7250, Northwest Expressway, Oklahoma City, OK. 73132

18. Please state your number of stockholders of record to comply with Item 201(b) of Regulations S-B.

Reply

The number of stockholders of the record is 19.

Amendments to the Company’s filings

Considering that the next 10KSB is due shortly, the Company is requesting a consent of the SEC to make all the revisions and corrections requested in that filing and not in the filings sited in the comment letter dated February 21, 2008.

Closing Comments

The company is responsible for the adequacy and accuracy of the disclosure in the filing

Staff comments or changes to disclosure is response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

The company may not assert staff comments as a defense any proceeding initiates by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Michael Wood
Mr. Michael Wood, President

Suite 260, 7250, Northwest Expressway, Oklahoma City, OK. 73132